Mail Stop 3561

June 5, 2009

Via U.S. Mail and facsimile to (604) 685-5777

Anton J. Drescher
Chief Financial Officer and Corporate Secretary
USA Video Interactive Corp.
#597, 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

                Re: **USA Video Interactive Corp.**
                        Preliminary Proxy Statement on Schedule 14A
                        Filed May 12, 2009
                        Preliminary Proxy Statement on Schedule 14A
                        Filed May 8, 2008
                        Definitive Proxy Statement on Schedule 14A
                        Filed May 28, 2008
                        Response Letter Submitted May 28, 2009
                        Item 4.01 Form 8-K
                        Filed April 1, 2009
                        Form 10-K for the Fiscal Year Ended December 31, 2008
                        Filed March 31, 2009
                        Form 10-Qs for the Periods Ended March 31, 2009, and September 30, June 30 and March 31, 2008
                        Filed May 12, 2009, and November 14, September 2, and May 15, 2008
                        File No. 000-29651

Dear Mr. Drescher:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A Filed May 12, 2009

General

1. We note a number of blank spaces throughout the proxy statement. Please fill in this information that can currently be obtained and then update as necessary.

Item 1. Election of Directors, page 4

Audit Committee Report, page 7

2. Please clarify whether John A. Braden & Company, P.C. has provided any non-audit services to you. In this regard, we note your disclosure towards the bottom of page 7 that your Audit Committee has considered "whether John A. Braden & Company, P.C.'s provision of non-audit services to us is compatible with the independence of such firm."

Security Ownership of Directors, Officers, and Certain Beneficial Owners, page 8

3. Please reconcile the information included in footnote 4 regarding the 200,000 common shares underlying stock options that are currently exercisable by Mr. Perkins, with the information for Mr. Perkins in the "Outstanding Equity Awards at Fiscal Year Ended" table on page 13, or advise.

Director and Executive Compensation and other Transactions with Management, page 9

Compensation Discussion and Analysis, page 9

Overview of Compensation Program, page 9

4. Please correct the reference to "Form 10-K."

Grants of Plan-Based Awards, page 12

5. Please reconcile the statement that you do not have any plan-based awards with the information under Stock Option Plan on page 12, or advise.

Item 2. Ratification of Appointment of Independent Auditors, page 15

6. Please correct the reference to GLO CPAs LLP in the board of directors' recommendation.

Item 3. Increase in Authorized Share Capital, page 16

7. Please augment your disclosure to indicate that increasing the number of common stock shares could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Refer to SEC Release 34-15230.

Preliminary Proxy Statement on Schedule 14A Filed May 8, 2008

8. We note your response to comment one of our letter dated July 2, 2008 and we reissue the comment in part. Please tell us whether you provided any of the information we requested to shareholders in advance of the meeting. If you provided additional information to the shareholders, please file this information as additional soliciting materials on EDGAR. If you did not provide any of the information we requested to shareholders in advance of the meeting, please tell us why you believe that your proxy materials did not omit any material facts necessary for shareholders to make an informed voting decision. Refer to Rule 14a-9.

Item 1. Election of Directors, page 4

Director and Executive Compensation and Other Transactions with Management, page 8

9. We note your response to comment two of our letter dated July 2, 2008. Please explain the statement that you do not have any plan-based awards given that a stock option plan is described on page 11 of the 2008 proxy and page 12 of the 2009 proxy.

Item 3. Increase in Authorized Share Capital, page 16

10. We note your response to comment three of our letter dated July 2, 2008. Please provide us with a copy of the June 27, 2008 news release that you reference in your response. We could not find a copy of the press release on your website.

Item 4.01 Form 8-K Filed April 1, 2009

11. Please advise us of the status of your responses to our comment letter dated April 1, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 21

12. Please amend your Form 10-K to provide the information required by Item 308 of Regulation S-K. You mention the need to maintain internal controls over financial reporting in your Risk Factors, however, you have not provided a conclusion.

Exhibits 31.1 and 31.2

13. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include certain language and the parentheticals in paragraph 4.(d). Please provide revised certifications with your amended Form 10-K and revise the certifications for future filings.

Form 10-Qs for the Period Ended March 31, 2009, September 30, 2008, June 30, 2008 and March 31, 2008

14. Please explain why the March 31, 2008 Form 10-Q appears to have been filed on both August 15, 2008 and May 15, 2008. Please also explain why the June 30, 2008 Form 10-Q filed on September 2, 2008 is designated as a Form 10-Q/A. The June 30, 2008 Form 10-Q does not appear to have been timely filed. Please explain why you did not file a Form 12b-25 for the June 30, 2008 Form 10-Q.

Exhibit 31.1

15. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. Your certifications are substantially different than the form and appear to have been prepared under the predecessor rules to Exchange Act Rules 13a-14 and 15d-14. Among other things, you have deleted language in paragraph 4, did not include paragraph 4.(d) and appear to have added a paragraph 6. Please amend these 10-Qs to provide the correct certifications. Please revise the certifications for future filings.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director